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                            September 24, 2021

       Umesh Patel
       Chief Executive Officer
       Fuse Group Holding Inc.
       805 W. Duarte Rd., Suite 102
       Arcadia, CA 91007

                                                        Re: Fuse Group Holding
Inc.
                                                            Form 10-K for the
Fiscal Year ended September 30, 2020
                                                            Filed December 16,
2020
                                                            Response dated May
26, 2021
                                                            File No. 333-202948

       Dear Mr. Patel:

              We have reviewed your May 26, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 12, 2021 letter.

       Form 10-K for the Fiscal Year ended September 30, 2020

       Notes to Consolidated Financial Statements
       Note 5 - Prepaid Expenses, page F-13

   1. We note your response to prior comment three, concerning your reporting of the prepayment for
acquisition of mining rights,    in your June 30, 2021 balance sheet,
                                                        representing common
shares that you intend to convey to acquire Portafolio en
                                                        Investigacion Ambiental
S.A. de C.V. (Portfolio), having the five exploration concessions in Mexico. You state
We will hold stock certificates for Fuse Group shares and will not release them to the
sellers of Portafolio until Fuse Processing is registered as the new shareholder of
Portafolio with the Mexican government.
 Umesh Patel
FirstName
Fuse GroupLastNameUmesh   Patel
           Holding Inc.
Comapany 24,
September NameFuse
              2021 Group Holding Inc.
September
Page 2    24, 2021 Page 2
FirstName LastName
         Given that you continue to have custody of the shares, and have not completed the transaction, you should amend your interim reports to reclassify and present the balance as a deduction from stockholders equity, consistent with SAB Topic 4:E.
2. We note that you have not amended the Form 8-K that you filed on February 16, 2021, in which you reported an agreement to purchase Portafolio en Investigacion Ambiental S.A.
         de C.V. (Portafolio), which owned    five mines    in Mexico, in
exchange for stock valued
         at $1 million. In your May 26, 2021 response to prior comment two, you agreed to correct various representations in that report, including the exhibit, and to clarify that the assets owned by the entity consist only of exploration concessions, cover properties that have not been explored, have no actual operations, and are without any facilities or equipment.
         Tell us the reasons for the delay and when you expect to file the amended report.
3. We note that you declined to comply with prior comment four, having reference to the
         Forms 8-K that you filed on February 11, 2021 and March 17, 2021, and asking you to disclose the nature and extent of operations conducted by E-Mo Biotech Holding Inc. (E-
         Mo), the subject of your March 11, 2021 Share Exchange Agreement, which you have indicated would be the accounting acquirer in a reverse merger. You initially reported that
            E-Mo is involved in biology research and development including vaccines, immunological treatment, diagnostic product development and similar treatments against
         the Severe Acute Respiratory Syndrome Coronavirus 2 (   SARS-co-V2   )
and relevant
         diseases,    and have subsequently represented, most recently in your
June 30, 2021 interim
         report, that    E-Mo Biotech engages in biology research and
development business.

         However, in your May 26, 2021 response to comment five, you reveal that E-Mo is a
            start-up biotech company    and indicate that you hired a
third-party valuation firm due to
         the difficulty of valuing a start-up company which we understand is due to the lack of relevant historical financial information. We note that assumptions underlying the $100 million valuation are hypothetical, including gross margin percentages, net profit margins, and that a viable product would exist and be brought to market in 2021, and are not based on company-specific inputs, or any historical financial results of E-Mo.

         We expect that you will need to evaluate the guidance in FASB ASC 805-10-55-3A through 55-9 to determine whether E-Mo would meet the definition of a business, as it relates to any plans to report the merger as a reverse acquisition.

         As discussed in our phone conference on September 7, 2021, we continue to believe that you should amend your March 17, 2021 Form 8-K, and the corresponding disclosures in your subsequent interim reports on Form 10-Q, to clarify the extent to which E-Mo has engaged and advanced in the areas referenced in your initial report, including the press release attached as Exhibit 99.1 to the February 11, 2021 Form 8-K.

         We previously asked that you address the extent of revenues and earnings; the products and services it provides and their relative significance; and with regard to its efforts to create a COVID-19 vaccine, the stage of its research and development, including the
 Umesh Patel
Fuse Group Holding Inc.
September 24, 2021
Page 3
         timeline and steps that would be required to assess viability, obtain regulatory approvals, and market such a product; and how you view this prospect in light of the competing vaccines that are already available, along with any material uncertainties.

         We also clarified during our phone conference on September 7, 2021, with regard to your supplemental August 31, 2021 letter, that our review, insofar as it pertains to your Share
         Exchange Agreement, is limited at this juncture to your compliance with the disclosure requirements applicable to your current and periodic reports; and does not extend to or entail advisement on whether or when to complete the transaction.

         However, we believe that you should provide and maintain current disclosure about the status of the transaction, including the expected timing and reasons for delay; and if there are any uncertainties regarding the prospect of closing the transaction, the nature of these concerns and reasonably possible outcomes should be addressed.

         We direct you to General Instruction C to Form 8-K, which advises that you carefully read and observe the requirements in 17 CFR Part 240, which includes Rule 12b-20, which describes the circumstances under which you must provide additional information. Such additional information should serve to clarify, in light of the points outlined above, and consistent with your response materials, that E-Mo is a start-up, development-stage company, having no commercial sales of vaccines, treatments, or diagnostic products.

         We also direct you to Item 303 of Regulation S-K, as it pertains to interim reports on
         Form 10-Q, and requires that you provide disclosures that focus specifically on material events, commitments and uncertainties that are reasonably likely to cause the reported financial information not to be necessarily indicative of future operating results or future financial condition, including descriptions and amounts of matters that are reasonably likely to have a material effect or result in a material change.

         Given the uncertain financial and reporting implications of you merger plans, encompassing the anticipated change in control and whether that transaction would be appropriately accounted for as a reverse merger, please expand the disclosures in your interim reports to comply with the aforementioned guidance.
      You may contact Joseph Klinko at (202) 551-3824 or Mark Wojciechowski at
(202) 551-
3759 with any questions.



FirstName LastNameUmesh Patel                                   Sincerely,
Comapany NameFuse Group Holding Inc.
                                                                Division of
Corporation Finance
September 24, 2021 Page 3                                       Office of
Energy & Transportation
FirstName LastName